

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2018

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re: ProLung, Inc.**
> **DFAN14A filed by Steven C. Eror et al.**
> **Filed July 30, 2018**
> **File No. 001-38362**
>
> **Schedule 13D/A filed by Steven C. Eror et al.**
> **Filed July 31, 2018**
> **File No. 005-89411**

Dear Mr. Freedman:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing(s) and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing(s) and any information provided in response to these comments, we may have additional comments.

DFAN14A

1. Participation in a group, as regulated under Section 13(d)(3), alone and without more, does not result in a group member being deemed to beneficially own another group member's shares. To the contrary, Rule 13d-5(b) of Regulation 13D-G operates to deem a group to have acquired the beneficial ownership of each of its members. Please revise to disclose the basis for one group member potentially being deemed to own another group member's shares, as stated at the end of the filing, or delete the reference, including the disclaimer.

Schedule 13D/A

2. The disclosure on pages 6 and 14 indicates Mr. Sokol beneficially owns approximately 7.1% of the outstanding shares. Mr. Sokol, however, did not report any transactions under Item 5(c) in which beneficial ownership was acquired during the past 60 days. Prior to this filing, it does not appear Mr. Sokol had a Schedule 13G or 13D on file. Please advise us why not.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions